EXHIBIT 23.1

                          Independent Auditors' Consent





We consent to the use of our report dated July 18, 2002 on the consolidated financial statements of B. Twelve, Inc. and Subsidiary as of March 31, 2002 and 2001 and cumulative from March 5, 1999 (inception) to March 31, 2002 included herein on the registration statement of B. Twelve, Inc. on Form SB-2, as amended and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated July 18, 2002 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit, cash used in operations and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.





SALBERG & COMPANY, P.A.
Boca Raton, Florida
August 21, 2002